SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING SECOND CALL NOTICE

Shareholders of GAFISA S.A. (“Company”) are hereby convened to an Extraordinary Shareholders’ Meeting to be held on April 23, 2019, at 9:00 a.m., on second call, at the Company’s headquarters, in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º floor, to deliberate on the increase the value of the Company’s authorized capital shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company's Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the Securities necessary to the capitalization of Gafisa.

General Information:

1.    The documentation referring to the matter on the agenda and other documents provided for in CVM Instruction No. 481/09 are available to shareholders at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/), and on the websites of B3 (www.b3.com.br) and Brazilian Securities and Exchange Commission (www.cvm.gov.br).

2.     Shareholder or his/her legal representative shall attend the Meeting bearing a document proving his/her identity, and where applicable, his/her powers of representation.

3.     Shareholders participating in the Fungible Custody of Registered Shares at B3 who intend to attend the Meeting shall present an updated statement of their shareholding position provided by custody institution within 48 horas prior to the Meeting.

4.     We request that proxies with special powers for representation at the Meeting shall be deposited at the Company’s headquarters, at the Investor Relations Department, until April 19, 2019.

5.     The voting instructions received by means of the respective remote voting form sent on the occasion of the first call of the Extraordinary General Meeting of April 15, 2019 will normally be considered.

São Paulo, April 15, 2019.

Augusto Marques da Cruz Filho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer